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Second Quarter Report 2011

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported second quarter net income of $68.8 million, or $0.41 per share, compared to net income of $100.4 million, or $0.64 per share, in the second quarter of 2010. In the second quarter of 2011, the operating margin increased 22.1% to $220.9 million from $180.9 million in the second quarter of 2010 due to the increase in gold price. Gold production in the second quarter of 2011 decreased by 7.1% to 239,328 ounces from 257,728 ounces in the second quarter of 2010. Cash provided by operating activities was $162.8 million in the second quarter of 2011 compared to cash provided from operating activities of $161.6 million in the prior year's second quarter. During the second quarter of 2011, cash costs amounted to $565 per ounce compared to $482 per ounce during the same period in the previous year.

        The table below summarizes the key variances in net income for the second quarter of 2011 from the net income reported for the same period in 2010:

(millions of dollars)	Second Quarter	Year to Date
Increase in gold revenue	$57.7	$216.8
Increase in silver revenue	22.3	44.0
Increase (decrease) in zinc revenue	6.3	(0.7)
Increase (decrease) in copper & lead revenue	(0.2)	0.5
Higher production costs due to stronger Canadian dollar net of weaker Euro	(11.0)	(19.8)
Higher production costs	(37.3)	(108.9)
Increased depreciation & amortization	(13.1)	(44.5)
Higher non cash foreign currency translation gains	(21.3)	(25.3)
Lower income and mining taxes	(27.7)	(40.9)
Increased (decrease) interest expense	1.3	(8.2)
Increased general & administration	(0.9)	(7.6)
Increased exploration costs	(4.3)	(13.8)
Increased corporate costs and other	(3.3)	(0.2)

Net variance	$(31.5)	$(8.6)

        In the second quarter of 2011, revenues from mining operations increased to $433.7 million from $347.5 million in the second quarter of 2010. This was mainly due to higher prices for all metals, especially gold and silver prices.

        In the second quarter of 2011, total cash costs per ounce increased to $565 per ounce of gold produced from $482 per ounce in the second quarter of 2010. This increase in total cash costs is mainly attributable to the unfavourable cash costs at the Meadowbank and Kittila Mines. The Meadowbank Mine has continued to ramp-up to achieve steady state production (expected to be in the latter half of 2011 following the commissioning and installation of a new crusher). Kittila experienced higher cash costs during the second quarter of 2011 due to an unscheduled maintenance shutdown during the quarter.

        During the second quarter of 2011, production costs increased to $212.8 million from $166.6 million in the second quarter of 2010 mainly due to general cost increases in the industry and the stronger Canadian dollar.

        During the second quarter of 2011, there was a non-cash foreign currency translation loss of $2.7 million due to the strengthening of the Canadian dollar against the US dollar. Also during the second quarter, income and mining taxes increased to $35.9 million from $8.2 million in the second quarter of 2010 mainly due to the Company's election to commence using the US dollar as its functional currency for Quebec income tax purposes in 2010.

        During March of 2011, the kitchen facilities to support the employee camp at the Meadowbank Mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained. A temporary kitchen has been installed and the number of on-site employees have now been normalized. The Company is in the process of recovering property damage and business interruption losses. Property damage receivables from the insurance company have been recognized, however, the determination of the business interruption insurance claim is in process and no receivable in this regard was recognized as at June 30, 2011.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
LaRonde	$54,457	$46,605	$102,342	$92,087
Goldex	16,357	16,469	34,231	30,269
Lapa	17,333	17,830	34,084	34,209
Kittila	25,961	18,100	54,461	41,118
Pinos Altos	38,085	18,537	68,992	32,386
Meadowbank	60,561	49,032	117,211	54,731

Total production costs per Consolidated Statements of Income	$212,754	$166,573	$411,321	$284,800

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$54,457	$46,605	$102,342	$92,087
Adjustments:
Byproduct revenues net of refining and transport fees	(45,516)	(39,252)	(98,495)	(77,643)
Inventory and other adjustments(i)	(1,899)	4,203	3,453	4,967
Non-cash reclamation provision	(684)	(337)	(1,384)	(672)

Cash operating costs	$6,358	$11,219	$5,916	$18,739

Gold production (ounces)	27,525	41,533	64,418	86,569

Total cash costs (per ounce)(iii)	$231	$270	$92	$216

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$54,457	$46,605	$102,342	$92,087
Adjustments:
Inventory and other adjustments(iv)	(2,055)	4,203	2,462	4,967
Non-cash reclamation provision	(684)	(337)	(1,384)	(672)

Minesite operating costs (US$)	$51,718	$50,471	$103,420	$96,382

Minesite operating costs (C$)	$50,259	$52,125	$100,616	$99,202

Tonnes of ore milled (000's tonnes)	599	660	1,184	1,324

Minesite costs per tonne (C$)(v)	$84	$79	$85	$75

Goldex Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$16,357	$16,469	$34,231	$30,269
Adjustments:
Byproduct revenues net of refining and transport fees	107	(8)	194	(14)
Inventory and other adjustments(i)	(224)	(690)	(1,533)	1,411
Non-cash reclamation provision	(58)	(54)	(113)	(108)

Cash operating costs	$16,182	$15,717	$32,779	$31,558

Gold production (ounces)	41,998	48,334	80,498	90,603

Total cash costs (per ounce)(iii)	$385	$325	$407	$348

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$16,357	$16,469	$34,231	30,269
Adjustments:
Inventory and other adjustments(iv)	(20)	(690)	(1,181)	1,411
Non-cash reclamation provision	(58)	(54)	(113)	(108)

Minesite operating costs (US$)	$16,279	$15,725	$32,937	$31,572

Minesite operating costs (C$)	$15,658	$16,197	$31,985	$32,510

Tonnes of ore milled (000's tonnes)	769	667	1,484	1,334

Minesite costs per tonne (C$)(v)	$20	$24	$22	$24

Lapa Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$17,333	$17,830	$34,084	$34,209
Adjustments:
Byproduct revenues net of refining and transport fees	157	(7)	223	(27)
Inventory and other adjustments(i)	(366)	(2,038)	(208)	(2,964)
Non-cash reclamation provision	(15)	(14)	(30)	(28)

Cash operating costs	$17,109	$15,771	$34,069	$31,190

Gold production (ounces)	28,552	28,927	55,466	60,480

Total cash costs (per ounce)(iii)	$599	$545	$614	$516

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$17,333	$17,830	$34,084	$34,209
Adjustments:
Inventory and other adjustments(iv)	(274)	(2,038)	32	(2,964)
Non-cash reclamation provision	(15)	(14)	(30)	(28)

Minesite operating costs (US$)	$17,044	$15,778	$34,086	$31,217

Minesite operating costs (C$)	$16,289	$16,347	$32,929	$32,179

Tonnes of ore milled (000's tonnes)	160	139	302	267

Minesite costs per tonne (C$)(v)	$102	$118	$109	$120

Kittila Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$25,961	$18,100	$54,461	$41,118
Adjustments:
Byproduct revenues net of refining and transport fees	15	(5)	92	(30)
Inventory and other adjustments(i)	2,920	1,146	2,077	(3,702)
Non-cash reclamation provision	(55)	(65)	(105)	(164)
Stripping costs(ii)	(2,643)	—	(2,643)	—

Cash operating costs	$26,198	$19,176	$53,882	$37,222

Gold production (ounces)	30,811	31,593	71,128	56,140

Total cash costs (per ounce)(iii)	$850	$607	$758	$663

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$25,961	$18,100	$54,461	$41,118
Adjustments:
Inventory and other adjustments(iv)	2,920	1,146	2,077	(3,702)
Non-cash reclamation provision	(55)	(65)	(105)	(164)
Stripping costs(ii)	(2,643)	—	(2,643)	—

Minesite operating costs (US$)	$26,183	$19,181	$53,790	$37,252

Minesite operating costs (EUR)	€18,395	€14,111	€38,105	€28,026

Tonnes of ore milled (000's tonnes)	233	220	495	437

Minesite costs per tonne (EUR)(v)	€79	€64	€77	€64

Pinos Altos Mine (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$38,085	$18,537	$68,992	$32,386
Adjustments:
Byproduct revenues net of refining and transport fees	(15,986)	(4,885)	(30,989)	(8,572)
Inventory and other adjustments(i)	292	(1,115)	5,989	378
Non-cash reclamation provision	(348)	(214)	(630)	(428)
Stripping costs(ii)	(6,765)	(1,477)	(13,090)	(2,288)

Cash operating costs	$15,278	$10,846	$30,272	$21,476

Gold production (ounces)	51,066	29,665	99,067	55,893

Total cash costs (per ounce)(iii)	$299	$365	$306	$384

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$38,085	$18,537	$68,992	$32,386
Adjustments:
Inventory and other adjustments(iv)	(181)	(1,115)	4,883	378
Non-cash reclamation provision	(348)	(214)	(630)	(428)
Stripping costs(ii)	(6,765)	(1,477)	(13,090)	(2,288)

Minesite operating costs (US$)	$30,791	$15,731	$60,155	$30,048

Tonnes of ore milled (000's tonnes)	1,114	553	2,147	1,004

Minesite costs per tonne (US$)(v)	$28	$28	$28	$30

Meadowbank Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$60,561	$49,032	$117,211	$54,731
Adjustments:
Byproduct revenues net of refining and transport fees	(395)	(232)	(844)	(258)
Inventory and other adjustments(i)	260	3,031	2,686	12,192
Non-cash reclamation provision	(427)	(367)	(839)	(494)
Stripping costs(ii)	(5,950)	—	(5,950)	—

Cash operating costs	$54,049	$51,464	$112,264	$66,171

Gold production (ounces)	59,376	77,676	121,113	95,191

Total cash costs (per ounce)(iii)	$910	$663	$927	$695

(thousands of dollars, except where noted)	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Production costs per Consolidated Statements of Income	$60,561	$49,032	$117,211	$54,731
Adjustments:
Inventory and other adjustments(iv)	1,193	3,031	3,965	12,192
Non-cash reclamation provision	(427)	(367)	(839)	(494)
Stripping costs(ii)	(5,950)	—	(5,950)	—

Minesite operating costs (US$)	$55,377	$51,696	$114,387	$66,429

Minesite operating costs (C$)	$53,939	$53,642	$112,181	$68,759

Tonnes of ore milled (000's tonnes)	667	570	1,296	733

Minesite costs per tonne (C$)(v)	$81	$94	$87	$94

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
The Company has decided to report total cash costs per ounce using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have been adjusted for comparability purposes.

(iii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, stripping costs, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments, stripping costs and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At June 30, 2011, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totaled $139.0 million, while working capital was $434.1 million. At December 31, 2010, the Company had $104.6 million in cash, cash equivalents, short-term investments and restricted cash and $370.9 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $162.8 million in the second quarter of 2011 compared to cash provided by operating activities of $161.6 million in the second quarter of 2010. In the second quarter of 2011, revenues from mining operations increased to $433.7 million from $347.5 million in the second quarter of 2010. This was mainly due to higher gold and silver prices.

        For the three months ended June 30, 2011, capital expenditures were $114.4 million compared to $117.0 million in the three months ended June 30, 2010. The significant capital expenditures during the second quarter of 2011 pertained to sustaining capital for the Company's six operating mines, construction of the dyke and crusher at the Meadowbank Mine, construction of the LaRonde depth extension and costs relating to the development of the Meliadine Project.

        During the second quarter of 2010, the Company closed a private placement of notes consisting of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The net proceeds from the sale of the notes were used to reduce amounts outstanding under the Company's credit lines during the second quarter of 2010. Also during the second quarter of 2010, the Company increased and extended its credit facility to $1.2 billion. The amended facility has lower standby-fees and draw spreads and matures in June 2014. At June 30, 2011, the remaining outstanding balance owing on the bank facility amounts to nil.

        Subsequent to period end, on July 27, 2011, the Company made a strategic investment in Rubicon Metals Corporation ("Rubicon") in a non-brokered private placement for cash consideration of C$70 million or C$3.23 per share. After closing the transaction, the Company's interest in Rubicon is 21,671,827 shares.

        In addition, subsequent to period end, on July 27, 2011 the Company amended and restated its credit facility to extend the scheduled maturity date from June 22, 2014 to June 22, 2016. Terms related to standby fees and drawn amounts were reduced to reflect current market conditions.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data show mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices affects the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The recent economic turmoil in Europe will compound the global volatility issues.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Vice-Chairman and Chief Executive Officer ("CEO") and the Senior Vice-President, Finance and Chief Financial Officer ("CFO").

        As of the end of the period covered by this MD&A and accompanying unaudited consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in Q2 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Other

        The above items contained within the Management Discussion and Analysis have been prepared as of August 12, 2011 and should be read in conjunction with our interim unaudited Consolidated Financial Statements and the notes thereto included in this quarterly report. Information pertaining to new accounting pronouncements can also be obtained within our interim unaudited Consolidated Financial Statements and notes. Additionally, the above discussion and analysis should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2010. Other information regarding critical accounting estimates and risk factors are also available in the Company's Annual Report on Form 20-F.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2011 Actual	2010 Actual	2011 Actual	2010 Actual
Income Contribution Analysis
LaRonde Mine	$46,017	$43,614	$95,000	$89,001
Goldex Mine	46,739	42,635	87,072	69,059
Lapa Mine	27,737	20,204	46,915	41,477
Kittila Mine	18,934	16,625	46,765	28,095
Pinos Altos Mine	52,568	22,626	99,827	35,257
Meadowbank Mine	28,942	35,179	58,859	37,350

Operating margin	220,937	180,883	434,438	300,239
Amortization	59,235	44,003	121,164	74,506
Corporate expenses	56,936	28,331	131,146	75,910

Income before tax	104,766	108,549	182,128	149,823
Tax provision	35,941	8,189	68,039	27,131

Net income for the period	$68,825	$100,360	$114,089	$122,692

Net income per share — basic	$0.41	$0.64	$0.68	$0.78
Net income per share — diluted	$0.40	$0.63	$0.66	$0.77
Cash flows
Operating cash flow	$162,821	$161,574	$333,864	$236,065
Investing cash flow	$(116,173)	$(116,826)	$(206,130)	$(236,155)
Financing cash flow	$(22,180)	$(10,422)	$(91,022)	$(12,068)
Realized prices per sales volume (US$)
Gold (per ounce)	$1,530	$1,222	$1,466	$1,168
Silver (per ounce)	$38.50	$19.29	$37.31	$18.94
Zinc (per tonne)	$2,257	$1,890	$2,340	$2,057
Copper (per tonne)	$8,565	$6,581	$9,377	$6,934
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	27,525	41,533	64,418	86,569
Goldex Mine	41,998	48,334	80,498	90,603
Kittila Mine	30,811	31,593	71,128	56,140
Lapa Mine	28,552	28,927	55,466	60,480
Pinos Altos Mine	51,066	29,665	99,067	55,893
Meadowbank Mine	59,376	77,676	121,113	96,275

	239,328	257,728	491,690	445,960

Silver (ounces in thousands)
LaRonde Mine	736	860	1,416	1,735
Pinos Altos Mine	452	248	858	470
Meadowbank	13	12	26	14

	1,201	1,120	2,300	2,219
Zinc (LaRonde Mine) (tonnes)	14,678	18,465	26,619	32,689
Copper (LaRonde Mine) (tonnes)	666	1,056	1,483	2,108

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (Continued)

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2011 Actual	2010 Actual	2011 Actual	2010 Actual
Payable metal sold
Gold (ounces)
LaRonde Mine	$28,589	$41,666	$66,048	$86,906
Goldex Mine	41,564	48,310	83,459	86,173
Kittila Mine	29,794	28,588	70,492	59,262
Lapa Mine	29,749	31,920	55,525	66,113
Pinos Altos Mine	48,847	30,634	94,331	51,599
Meadowbank Mine	58,767	70,182	120,695	77,285

	237,310	251,300	490,550	427,338

Silver (ounces in thousands)
LaRonde Mine	726	884	1,405	1,659
Pinos Altos Mine	428	267	837	487
Meadowbank Mine	14	14	35	14

	1,168	1,165	2,277	2,160
Zinc (LaRonde Mine) (tonnes)	16,649	15,437	24,951	29,966
Copper (LaRonde Mine) (tonnes)	658	1,043	1,478	2,090
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$231	$270	$92	$216
Goldex Mine	385	325	407	348
Kittila Mine	850	607	758	663
Lapa Mine	599	545	614	516
Pinos Altos Mine	299	365	306	384
Meadowbank Mine	910	663	927	695

Weighted average	$565	$482	$548	$464

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$149,250	$225,597	$237,583	$347,456	$398,478	$439,004	$412,068	$433,691
Production costs	88,652	106,935	118,227	166,573	196,674	195,998	198,567	212,754

Gross profit (exclusive of amortization shown below)	$60,598	$118,662	$119,356	$180,883	$201,804	$243,006	$213,501	$220,937
Amortization	23,200	21,661	30,503	44,003	48,145	69,835	61,929	59,235

Gross profit	$37,398	$97,001	$88,853	$136,880	$153,659	$173,171	$151,572	$161,702

Net income (loss) for the period	$(16,966)	$47,936	$22,332	$100,360	$121,461	$87,963	$45,264	$68,825
Net income (loss) per share (basic)	$(0.11)	$0.31	$0.14	$0.64	$0.73	$0.54	$0.27	$0.41
Net income (loss) per share (diluted)	$(0.11)	$0.30	$0.14	$0.63	$0.71	$0.52	$0.26	$0.40
Cash provided by (used in) operating activities	$(13,787)	$53,701	$74,491	$161,574	$156,829	$90,576	$171,043	$162,821
Cash used in investing activities	$(136,756)	$(139,703)	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(89,957)	$(116,173)
Cash provided (used in) by financing activities	$217,590	$37,534	$(1,646)	$(10,422)	$531	$(10,408)	$(68,842)	$(22,180)
Weighted average number of common shares outstanding (basic — in thousands)	156,164	156,570	156,692	156,889	167,461	168,299	168,853	169,029

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2011	As at December 31, 2010
ASSETS
Current
Cash and cash equivalents	$132,950	$95,560
Short-term investments	2,470	6,575
Restricted cash	3,539	2,510
Trade receivables	64,821	112,949
Inventories:
Ore stockpiles	66,130	67,764
Concentrates and dore	66,905	50,332
Supplies	186,852	149,647
Available-for-sale securities (note 7)	100,654	99,109
Other current assets	101,477	89,776
Fair value of derivative financial instruments (note 9)	2,148	—

Total current assets	727,946	674,222

Other assets	63,295	61,502
Future income and mining tax assets	2,771	—
Goodwill	200,064	200,064
Property, plant and mine development	4,647,580	4,564,563

	$5,641,656	$5,500,351

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$210,762	$160,375
Dividends payable	53,964	108,009
Interest payable	9,808	9,743
Income taxes payable	8,028	14,450
Capital lease obligations	11,245	10,592
Fair value of derivative financial instruments (note 9)	—	142

Total current liabilities	293,807	303,311

Long-term debt (note 8)	600,000	650,000
Reclamation provision and other liabilities	150,033	145,536
Future income and mining tax liabilities	770,832	736,054
SHAREHOLDERS' EQUITY
Common shares (note 5)	3,102,141	3,078,217
Stock options (note 6)	103,139	78,554
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	554,354	440,265
Accumulated other comprehensive income	27,326	28,390

Total shareholders' equity	3,826,984	3,665,450

	$5,641,656	$5,500,351

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
REVENUES
Revenues from mining operations	$433,691	$347,456	$845,759	$585,039
COSTS AND EXPENSES
Production	212,754	166,573	411,321	284,800
Exploration and corporate development	17,289	12,955	34,267	20,459
Amortization of property, plant and mine development	59,235	44,003	121,164	74,506
General and administrative (note 12)	24,122	23,240	59,274	51,670
Provincial capital tax	—	742	—	155
Interest	13,989	15,309	27,997	19,813
Gain on derivative financial instruments (note 9)	(981)	(6,395)	(2,332)	(7,162)
Interest and sundry income (note 10)	224	(93)	(24)	(153)
Gain on sale of available-for-sale securities (note 7)	(420)	—	(4,814)	(346)
Foreign currency translation loss (gain)	2,713	(17,427)	16,778	(8,526)

Income before income, mining and federal capital taxes	104,766	108,549	182,128	149,823
Income and mining tax expense	35,941	8,189	68,039	27,131

Net income for the period	$68,825	$100,360	$114,089	$122,692

Net income per share — basic	$0.41	$0.64	$0.68	$0.78

Net income per share — diluted	$0.40	$0.63	$0.66	$0.77

Weighted average number of common shares outstanding (in thousands)
Basic	169,029	156,899	168,949	156,789
Diluted	172,448	159,920	172,632	159,585
Comprehensive income:
Net income for the period	$68,825	$100,360	$114,089	$122,692

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities	(3,492)	23,343	3,575	32,971
Adjustments for realized gain on available-for-sale securities due to dispositions and write-downs during the period	(420)	—	(4,814)	(346)
Amortization of unrecognized gain (loss) on pension liability	110	(47)	220	(94)
Tax effect of other comprehensive income items	535	12	(45)	24

Other comprehensive income (loss) for the period	(3,267)	23,308	(1,064)	32,555

Comprehensive income for the period	$65,558	$123,668	$113,025	$155,247

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Retained earnings
Balance, beginning of period	$485,529	$238,490	$440,265	$216,158
Net income for the period	68,825	100,360	114,089	122,692

Balance, end of period	$554,354	$338,850	$554,354	$338,850

Accumulated other comprehensive income
Balance, beginning of period	$30,593	$60,296	$28,390	$51,049
Other comprehensive income (loss) for the period	(3,267)	23,308	(1,064)	32,555

Balance, end of period	$27,326	$83,604	$27,326	$83,604

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Operating activities
Net income for the period	$68,825	$100,360	$114,089	$122,692
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	59,235	44,003	121,164	74,506
Future income and mining taxes	17,035	431	25,914	13,526
Gain on sale of available-for-sale securities and derivative financial instruments	(534)	(3,716)	(6,962)	(4,175)
Stock-based compensation	10,465	11,167	27,768	26,335
Foreign currency translation loss (gain)	2,713	(17,427)	16,778	(8,526)
Other	3,957	4,081	9,892	7,072
Changes in non-cash working capital balances
Trade receivables	6,745	7,826	48,128	28,216
Income taxes payable	550	10,771	(12,507)	14,695
Other taxes recoverable	7,618	(8,985)	19,439	(10,181)
Inventories	(37,667)	(16,068)	(54,262)	(41,610)
Other current assets	(17,143)	(7,918)	(24,498)	(10,604)
Interest payable	(10,705)	8,562	65	8,223
Accounts payable and accrued liabilities	51,727	28,487	48,856	15,896

Cash provided by operating activities	162,821	161,574	333,864	236,065

Investing activities
Additions to property, plant and mine development	(114,402)	(117,017)	(211,251)	(229,580)
Decrease in short-term investments	1,904	166	4,105	174
Net proceeds on sale of available-for-sale securities and other	566	916	9,330	1,381
Purchases of available-for-sale securities	(2,720)	(183)	(7,285)	(6,290)
Increase in restricted cash	(1,521)	(708)	(1,029)	(1,840)

Cash used in investing activities	(116,173)	(116,826)	(206,130)	(236,155)

Financing activities
Dividends paid	(23,313)	—	(49,133)	(26,830)
Repayment of capital lease obligations	(4,186)	(8,573)	(7,239)	(10,112)
Proceeds from long-term debt	80,000	1,101,000	80,000	1,201,000
Repayment of long-term debt	(80,000)	(1,101,000)	(130,000)	(1,181,000)
Sale-leaseback financing	—	—	—	3,005
Credit facility financing cost	—	(12,488)	—	(12,488)
Proceeds from common shares issued	5,319	10,639	15,350	14,357

Cash used in financing activities	(22,180)	(10,422)	(91,022)	(12,068)

Effect of exchange rate changes on cash and cash equivalents	49	(134)	678	(315)

Net increase (decrease) in cash and cash equivalents during the period	24,517	34,192	37,390	(12,473)
Cash and cash equivalents, beginning of period	108,433	113,615	95,560	160,280

Cash and cash equivalents, end of period	$132,950	$147,807	$132,950	147,807

Supplemental cash flow information:
Interest paid	$23,075	$4,708	$26,304	$13,430

Income, mining and capital taxes paid	$14,537	$—	$49,756	$1,497

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2010 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2010. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2011 and the results of operations and cash flows for the three and six months ended June 30, 2011 and 2010.

  Operating results for the three and six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2010 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncement

  Fair Value Accounting

  In January 2010, the Financial Accounting Standards Board ("FASB") guidance for fair value measurements and disclosures was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which was effective for the Company's fiscal year beginning January 1, 2011. Adoption of this updated guidance had no impact on the Company's financial position, results of operation or cash flows. See Note 4 for details regarding the Company's assets and liabilities measured at fair value.

  Business Combinations

  In December 2010, the Accounting Standards Codification ("ASC") guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2011, had no impact on the Company's financial position, results of operations or cash flows.

  Revenue Recognition — Multiple-Deliverable Revenue Arrangements

  In October 2009, the FASB issued an amendment to its guidance on multiple-deliverable revenue arrangements which is effective for fiscal years beginning on or after June 15, 2010. This updated guidance addresses accounting and reporting for arrangements under which the vendor will perform multiple revenue-generating activities, including how to separate deliverables and measure and allocate the arrangement consideration. This amendment also significantly expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangement. Based on the Company's assessment, these changes did not have an impact on its current accounting for revenue or required disclosures.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

3.     ACCOUNTING POLICIES (Continued)

  Recently Issued Accounting Pronouncements

  Comprehensive Income

  In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

  Fair Value Accounting

  In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents, and short-term investments(1)	$6,811	$—	$6,811	$—
Available-for-sale securities(2)(3)	100,654	92,401	8,253	—
Trade receivables(4)	64,821	—	64,821	—
Derivative assets(3)	2,148	—	2,148	—

	$174,434	$92,401	$82,033	$—

Financial liabilities:
Derivative liabilities(3)	—	—	—	—

  (1)
  Fair value approximates the carrying value due to the short-term nature.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

4.     FAIR VALUE MEASUREMENT (Continued)

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale securities that are valued using quoted market prices are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based on broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statements of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the three months ended March 31, 2009, the Company implemented a restricted share unit plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  During the three months ended March 31, 2011, the Company funded the plan by transferring $3.7 million (2010 — $4.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2011 were exercised:

Common shares outstanding at June 30, 2011	169,141,820
Employees' stock options	9,047,351
Warrants	8,600,000
Restricted share unit plan	65,941

186,855,112

  During the six months ended June 30, 2011, 2,593,785 (2010 — 2,795,080) options were granted with an exercise price of C$76.46 (2010 — C$57.05), 217,388 (2010 — 285,373) employee stock options were exercised for cash of $8.9 million (2010 — $9.5 million), and 91,750 (2010 — 53,050) options were cancelled with a weighted average exercise price of C$66.87 (2010 — C$55.70).

  During the three months ended June 30, 2011, 19,000 (2010 — 40,000) options were granted with an exercise price of C$63.39 (2010 — C$63.70), 53,169 (2010 — 226,048) employee stock options were exercised for cash of $2.1 million (2010 — $8.2 million), and zero (2010 — 42,500) options were cancelled with a weighted average exercise price of nil (2010 — C$57.14).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

5.     SHAREHOLDERS' EQUITY (Continued)

  The following table illustrates the changes in common shares for the six months ended June 30, 2011:

	# of Shares	$ Amount
Common shares, beginning of period	168,720,355	3,078,217
Shares issued under Employee Stock Option Plan	217,388	11,168
Shares issued under Incentive Share Purchase Plan	146,546	9,609
Shares issued under Dividend Reinvestment Plan	80,331	4,943
Restricted share unit plan	(22,800)	(1,796)

Common shares, end of period	169,141,820	3,102,141

  The following table provides the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net income	$68,825	$100,360	$114,089	$122,692

Weighted average number of common shares outstanding — basic	169,029,450	156,899,468	168,948,799	156,789,221
Add: Dilutive impact of employee stock options	1,086,858	1,047,887	1,086,858	1,047,887
Dilutive impact of warrants	2,265,878	1,915,390	2,530,192	1,690,164
Dilutive impact of treasury shares related to restricted share unit plan	65,941	57,468	65,941	57,468

Weighted average number of common shares outstanding — diluted	172,448,127	159,920,213	172,631,790	159,584,740

Net income per share — basic	$0.41	$0.64	$0.68	$0.78

Net income per share — diluted	$0.40	$0.63	$0.66	$0.77

  The calculation of diluted net income per share has been computed using the treasury stock method. A total of 718,696 employee stock options were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

  For the three and six months ended June 30, 2011 and 2010, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Six months ended June 30, 2011
	# of Options	Weighted average exercise price
		(C$)
Outstanding, beginning of period	6,762,704	56.94
Granted	2,593,785	76.46
Exercised	(217,388)	40.46
Cancelled	(91,750)	66.87

Outstanding, end of period	9,047,351	62.83

Options exercisable at end of period	5,518,997	58.94

  For the six months ended June 30, 2011 and 2010, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010
Risk-free interest rate	1.96%	1.87%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	34.6%	44.3%
Expected dividend yield	0.88%	0.43%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended June 30, 2011, the Company received proceeds of $0.5 million (2010 — nil) from the sale of certain available-for-sale securities and recognized a gain before income taxes of $0.4 million (2010 — nil).

  During the six months ended June 30, 2011, the Company received proceeds of $9.3 million (2010 — $0.5 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $4.8 million (2010 — $0.3 million).

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	June 30, 2011	December 31, 2010
Available-for-sale securities in an unrealized gain position
Cost	$47,689	$50,958
Unrealized gains in accumulated other comprehensive income	48,381	48,151

Estimated fair value	96,070	99,109

Available-for-sale securities in an unrealized loss position
Cost	6,038	—
Unrealized losses in accumulated other comprehensive income	(1,454)	—

Estimated fair value	4,584	—

Total estimated fair value of available-for-sale securities	$100,654	$99,109

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. Within the Company's portfolio of common shares in the mining industry approximately 5 percent of the total fair value of investments are in an unrealized loss position. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration (less than 3 months) of the impairment. Based on that evaluation and the Company's ability and intent to hold those

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as at June 30, 2011.

8.     LONG-TERM DEBT

  During the three months ended June 30, 2011, the Company repaid nil, net, to the credit facilities (2010 — $600 million). At June 30, 2011, the credit facilities were drawn down by nil (December 31, 2010 — $50 million).

  Total long-term debt interest costs incurred during the three and six month periods ended June 30, 2011 was $10.3 million (2010 — $15.3 million) and $20.3 million (2010 — $19.8 million), respectively. Total interest costs capitalized to property, plant and mine development for the three and six month periods ended June 30, 2011 was $0.2 million (2010 — nil) and $0.2 million (2010 — $4.6 million), respectively. The outstanding long-term debt balance as at June 30, 2011 relates to the notes entered into in April 2010.

9.   FINANCIAL INSTRUMENTS

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde Mine's 2011 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc call options were written at a strike price of $2,500 (2010 — $2,500) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc put options were purchased at a strike price of $2,200 (2010 — $2,200) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 (2010 — $2,500) per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments, are recognized in the gain on derivative financial instruments component of the consolidated statements of income. The options that expired during the first quarter of 2011 and 2010 expired out of the money. The options that expired during the second quarter of 2011 resulted in a realized gain of $0.1 million (2010 — $1.3 million). As at June 30, 2011, the Company had an unrealized mark-to-market gain of $0.7 million (2010 — $3.9 million).

  In March 2011, the Company entered into a foreign exchange forward contract at a rate of C$0.99 per US dollar. The risk hedged in 2011 was the variability in expected future cash flows arising from changes in foreign currency exchange. There were no similar foreign exchange forward contracts in the first or second quarter of 2010. The hedged items represent a portion of the unhedged forecasted Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011. In 2011, the forward contract hedged $90 million of 2011 expenditures. $10 million will expire each month starting in April 2011 and will be completely expired by December 31, 2011. The options that expired during the second quarter of 2011 resulted in a realized gain of $0.9 million. As of June 30, 2011, the Company recognized a mark-to-market gain of $1.4 million in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income. The cash flow hedging relationship did not meet the requirements to be perfectly effective and therefore, did not qualify for hedge accounting.

  The Company's other foreign currency derivative strategies in 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the period-end such that no derivatives were outstanding on June 30, 2011. The Company's foreign currency derivative strategy generated $2.5 million (2010 — $2.0 million) in call option premiums for the quarter ended June 30, 2011.

  In addition, the Company recognized a loss of $1.3 million on intra-quarter silver financial instruments associated with timing of sales of silver products during the second quarter of 2011. For the six months ended June 30, 2011, the Company recognized a loss of $3.4 million on intra-quarter silver financial instruments. There were no silver financial instruments during the first or second quarter of 2010.

  The Company's financial instruments were recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

10.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2011, the total amount of these guarantees was $122.3 million.

11.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine and the Creston Mascota deposit at Pinos Altos
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration office, Meliadine Mine Project and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. The goodwill of $200.1 million on the Consolidated Balance Sheets relates to the Meliadine Mine Project that is a component of the Exploration segment.

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

  The Meadowbank Mine achieved commercial on production March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011.

Three Months Ended June 30, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$298,143	$148,231	$45,870	$—	$1,383	$102,659
Europe	44,895	26,192	5,509	—	(76)	13,270
Latin America	90,653	38,331	7,856	—	772	43,694
Exploration	—	—	—	17,289	634	(17,923)

	$433,691	$212,754	$59,235	$17,289	$2,713	$141,700

Segment income						$141,700
Corporate and Other Income (Loss)
Interest and sundry income (loss)						(224)
Gain on sale of available-for-sale securities						420
Gain on derivative financial instruments						981
General and administrative expenses						(24,122)
Provincial capital tax						—
Interest expense						(13,989)

Income before income, mining and federal capital taxes						$104,766

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

11.   SEGMENTED INFORMATION (Continued)

Three Months Ended June 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$271,568	$130,228	$33,088	$—	$(13,836)	$122,088
Europe	34,725	17,937	6,176	—	(4,025)	14,637
Latin America	41,163	18,408	4,739	—	434	17,582
Exploration	—	—	—	12,955	—	(12,955)

	$347,456	$166,573	$44,003	$12,955	$(17,427)	$141,352

Segment income						$141,352
Corporate and Other Income (Loss)
Interest and sundry income						93
Gain on sale of available-for-sale securities						—
Gain on derivative financial instruments						6,395
General and administrative expenses						(23,240)
Provincial capital tax						(742)
Interest expense						(15,309)

Income before income, mining and federal capital taxes						$108,549

Six Months Ended June 30, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$575,714	$287,391	$92,971	$—	$11,688	$183,664
Europe	101,226	54,692	12,777	—	3,787	29,970
Latin America	168,819	69,238	15,416	—	669	83,496
Exploration	—	—	—	34,267	634	(34,901)

	$845,759	$411,321	$121,164	$34,267	$16,778	$262,229

Segment income						$262,229
Corporate and Other Income (Loss)
Interest and sundry income						24
Gain on sale of available-for-sale securities						4,814
Gain on derivative financial instruments						2,332
General and administrative expenses						(59,274)
Provincial capital tax						—
Interest expense						(27,997)

Income before income, mining and federal capital taxes						$182,128

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2011

11.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$448,183	$211,588	$53,449	$—	$(3,677)	$186,823
Europe	69,213	40,955	13,290	—	(4,687)	19,655
Latin America	67,643	32,257	7,767	—	(162)	27,781
Exploration	—	—	—	20,459	—	(20,459)

	$585,039	$284,800	$74,506	$20,459	$(8,526)	$213,800

Segment income						$213,800
Corporate and Other Income (Loss)
Interest and sundry income						153
Gain on sale of available-for-sale securities						346
Gain on derivative financial instruments						7,162
General and administrative expenses						(51,670)
Provincial capital tax						(155)
Interest expense						(19,813)

Income before income, mining and federal capital taxes						$149,823

	Total Assets as at
	June 30, 2011	December 31, 2010
Canada	$3,995,585	$4,172,997
Europe	717,718	679,258
Mexico	684,807	619,263
Exploration	243,546	28,833

	$5,641,656	$5,500,351

12.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank Mine in March 2011, the Company recognized, during the three months ended March 31, 2011, a loss on disposal of the kitchen of $6.9 million, and incurred related costs of $5.3 million, and also recognized an insurance receivable for $9.1 million. The difference of $3.1 million was recognized in the "General and Administrative" line item of the Consolidated Statements of Income during the first quarter of 2011. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company. An additional $1.5 million in kitchen fire related costs were incurred during the second quarter of 2011. An insurance receivable was recognized for the full amount and there was no impact on the "General and Administrative" line item of the Consolidated Statements of Income during the second quarter of 2011.

13.   SUBSEQUENT EVENTS

  On July 27, 2011, the Company made a strategic investment in Rubicon Metals Corporation ("Rubicon") in a non-brokered private placement for cash consideration of C$70 million or C$3.23 per share. After closing the transaction, the Company's interest in Rubicon is 21,671,827 shares.

  In addition, on July 27, 2011 the Company amended and restated its credit facility to extend the scheduled maturity date from June 22, 2014 to June 22, 2016. Terms related to standby fees and drawn amounts were reduced to reflect current market conditions.

14.   COMPARATIVE FIGURES

  Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2011 interim consolidated financial statements.

QuickLinks

Second Quarter Report 2011
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2011